November 30, 2005

Timothy S. Durham
Chief Executive Officer and Chairman of the Board
Obsidian Enterprises, Inc.
111 Monument Circle, Suite 4800
Indianapolis, Indiana 46204

	Re:	Obsidian Enterprises, Inc.
Amendment No. 2 to Schedule 13E-3
Filed by the Filing Persons on November 1, 2005
File No. 5-40250

Dear Mr. Durham:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file your letter to us dated September 16th as correspondence under the company`s filing number.

Special Factors, page 10

Background of the Transaction, page 10

2. Please disclose whether the company`s material weaknesses in its internal controls and procedures, as disclosed in the Form 8-K dated
October 20th, was considered by the company and the Filing Persons in discussing whether or not to go private.
3. We note your response to prior comment 7. Although you state that the Special Committee`s purpose was not to evaluate the going private transaction proposed by the Filing Persons, please explain why they did not consider it necessary to evaluate the fairness of the transaction.
4. We note your response to prior comment 11. You state that the purpose of the Special Committee was to determine whether a going private transaction was in the best interests of Obsidian, the form of the transaction and the consideration to be paid in such a transaction. Therefore, it appears that evaluating the transaction proposed by the Filing Persons would encompass this purpose. Please clarify. Also explain if the special committee had ever considered the proposed transaction prior to the telephone call dated February
10th and whether the special committee members ever voiced any disagreement relating to the proposed transaction or whether the special committee believed that the company should consider other alternatives.

Fairness of the Transaction, page 19

The Filing Persons believe that the consideration of $1.85 per share being offered is fair from a financial point of view to members of the Black Rock Class, page 20

5. We note your response to prior comment 19. However, we note that the company`s shares were trading at $1.90 as recently as last month.
Please quantify and provide the Filing Person`s analysis to support their belief that the lower prices are a trend. Please address these matters in your discussion of fairness to security holders in the minority class as well.

Historical and Current Trading Prices, page 21

6. Please update the average trading price for the 30 days ending
June 13th to a more recent date. Update also in other applicable places in the filing.

The filing persons considered the fact that there is a lack of procedural safeguards . . . page 25

7. We note disclosure in response to prior comment 24 that Goelzer was engaged by the Filing Persons to provide a valuation and opinion and was not chosen or approved by the special committee. As such, please remove references throughout your document stating that Goelzer was "independent."
      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

     	You may contact Brigitte Lippmann at (202) 551-3713,
Celeste Murphy, Special Counsel in the Office of Mergers and
Acquisitions, at (202) 551-3257 or me at (202) 551-3760 with any questions.

      Sincerely,



      Pamela A. Long
      Assistant Director


cc:	Stephen J. Hackman, Esq.
	Ice Miller
	One American Square, Box 82001
	Indianapolis, Indiana 46284-0002


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Timothy S. Durham
Obsidian Enterprises, Inc.
November 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE